Press Release SR #05-05

September 19, 2005

Beale Lake Update

I.P. Geophysical Survey Confirms Large Anomalous Zones Coincident with Soil and Rock Geochemical Surveys

Sutcliffe Resources Ltd. (TSX.V:SR) has recently completed a $250,000 ground I.P. geophysical survey over its Beale Lake property, confirming the results of detailed rock and soil geochemical surveys. Large zones of strong chargeability were directly correlative with delineated multi-element gold, silver and base metal soil anomalies flanked by strong resistivity. The main anomaly measures approximately 400m × 1400m and is open to the south, the second anomaly measures approximately 350m × 700m while the third is approximately 200m × 650m. Numerous other chargeability highs occur, clustered around these principal areas.

At Beale Lake the association of gold & silver with arsenic, tungsten and bismuth suggest an intrusive related stockwork of gold-silver mineralization similar to Fort Knox & Pogo, in east-central Alaska, which belong to a class of intrusion related gold deposits recognized worldwide. Sheeted, stockwork, and replacement styles of auriferous quartz-arsenopyrite-pyrite-scheelite mineralization at Beale Lake imply a relatively deep, intrusion proximal geological setting. Results to date suggest the possibility of near surface emplacement.

Sutcliffe is applying for a 24 hole, 4000 metre diamond drilling permit and will commence the drilling program as soon as permits are received.

The company is evaluating a proposal to acquire claims that encircle the current Beale Lake property which exhibit several mineral and geological occurrences with strong similarities to the targets defined for drilling.

For further information please visit our website www.sutclifferesources.com or contact L. Stephenson at 604-608-0223.

“Laurence Stephenson”

Laurence Stephenson, President
Sutcliffe Resources Ltd.
Vancouver, B.C.

420-625 Howe Street, Vancouver, British Columbia CANADA V6C 2T6
Tel.: 604.608.0223    •    Fax: 604.608.0344    •    North America Toll-free: 1.877.233.2244